                                                  FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------------------
FOR THE YEAR ENDED               1997         1996          1995         1994         1993
--------------------------------------------------------------------------------------------
Net Income                   $1,708,154    $1,411,871    $1,315,507    $907,603     $846,771
Earnings per common share         $3.97         $3.32         $3.10       $2.19        $2.03
Earnings per common share -
  assuming dilution               $3.72         $3.11         $2.87       $2.08        $1.99
Cash Dividends per Share,
  declared                        $1.50         $1.50         $1.50       $0.49        $0.24

AT YEAR END (IN THOUSANDS)
--------------------------------------------------------------------------------------------
Deposits                     $   90,432    $   80,510    $   75,251    $ 67,862     $ 70,462
Loans (Net)                      60,833        51,408        49,645      46,691       50,541
Assets                          104,342        92,946        86,822      78,601       80,356
Shareholders' Equity             12,879        11,939        11,102      10,494        9,626
Non-performing Loans to
     Total Loans                   0.96%         0.00%         0.82%       1.66%        1.88%
Allowance to
     Non-performing Loans           212%          N/A           252%        120%          75%

Allowance to
     Non-performing Assets           68%           82%           60%         26%          29%

Tier 1 Capital                    13.71%        14.41%        12.19%      13.33%       11.55%
Total Tier                        14.92%        15.61%        13.29%      14.44%       12.66%
Leverage Ratio                     9.12%         9.63%         9.24%      10.40%        8.95%
